UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

XTI Aerospace, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98423K108

(CUSIP Number)

David E. Brody

c/o XTI Aerospace, Inc.

8123 InterPort Blvd., Suite C

Englewood, CO 80112

303-588-6131

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 12, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98423K108	13D	Page 2 of 8 pages

1	Names of Reporting Persons David Brody
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO(1)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,605,201(2)
	8	Shared Voting Power 892,597(3)
	9	Sole Dispositive Power 1,605,201(2)
	10	Shared Dispositive Power 892,597(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,497,798
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 25.52%(4)
14	Type of Reporting Person IN

(1)	Beneficial ownership of the Common Stock (as defined below) was acquired by the Reporting Person as a result of the consummation of the Business Combination (as defined below).
(2)	Consists of (i) 1,338,897 shares of common stock held indirectly through the Jason S. Brody 2019 Trust, of which Mr. Brody is the trustee, and (ii) 266,304 shares of common stock held directly by David Brody.
(3)	Consists of (i) 843,505 shares of common stock held indirectly through the David E. Brody 2019 Spousal Trust, of which Susan Brody, David Brody’s spouse, is the trustee and (ii) 49,092 shares held by Susan Brody.
(4)	Based on 9,786,458 shares outstanding as of March 15, 2024 based on information reported in the Issuer’s Form 8-K filed on March 15, 2024.

CUSIP No. 98423K108	13D	Page 3 of 8 pages

1	Names of Reporting Persons Jason S. Brody 2019 Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO(1)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States (Colorado)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,338,897(2)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,338,897(2)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,338,897
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.68%(3)
14	Type of Reporting Person OO

(1)	Beneficial ownership of the Common Stock (as defined below) was acquired by the Reporting Person as a result of the consummation of the Business Combination (as defined below).
(2)	Consists of 1,338,897 shares of common stock held of record by the Jason S. Brody 2019 Trust, of which Mr. David Brody is the trustee.
(3)	Based on 9,786,458 shares outstanding as of March 15, 2024 based on information reported in the Issuer’s Form 8-K filed on March 15, 2024.

CUSIP No. 98423K108	13D	Page 4 of 8 pages

1	Names of Reporting Persons David E. Brody 2019 Spousal Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO(1)
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States (Colorado)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 843,505(2)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 843,505(2)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 843,505
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.62%(3)
14	Type of Reporting Person OO

(1)	Beneficial ownership of the Common Stock (as defined below) was acquired by the Reporting Person as a result of the consummation of the Business Combination (as defined below).
(2)	Consists of 843,505 shares of common stock held indirectly through the David E. Brody 2019 Spousal Trust, of which Susan Brody, David Brody’s spouse, is the trustee.
(3)	Based on 9,786,458 shares outstanding as of March 15, 2024 based on information reported in the Issuer’s Form 8-K filed on March 15, 2024.

CUSIP No. 98423K108	13D	Page 5 of 8 pages

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of XTI Aerospace, Inc., a Nevada corporation (the “Issuer”), whose principal executive office is located at 8123 InterPort Blvd., Suite C, Englewood, Colorado 80112.

Item 2. Identity and Background.

The Schedule 13D is being filed by David Brody, a citizen of the United States, the Jason S. Brody 2019 Trust, a Colorado trust (the “Jason Trust”), and the David E. Brody 2019 Spousal Trust, a Colorado trust (the “David Trust”) (each, a “Reporting Person”). David Brody is the trustee of the Jason Trust. Susan Brody, David Brody’s spouse, is the trustee of the David Trust. The business address of each Reporting Person is c/o XTI Aerospace, Inc., 8123 InterPort Blvd., Suite C, Englewood, Colorado 80112. David Brody’s present principal occupation is serving as a the chairman of the board of directors of the Issuer. The David Trust and the Jason Trust are principally engaged in the business of investments in securities, including in securities of the Issuer.

Each of the Reporting Persons files this Schedule 13D jointly. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Securities and Exchange Act of 1934 (the “Exchange Act”). However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

During the last five years, no Reporting Person has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities beneficially owned by the Reporting Persons. Pursuant to the Merger Agreement, upon consummation of the Merger (as defined below), in exchange for their shares of XTI (as defined below) common stock (i) David Brody acquired 266,304 shares of Common Stock, (ii) the Jason Trust acquired 1,338,897 shares of Common Stock, (iii) the David Trust acquired 843,505 shares of Common Stock and (iv) Susan Brody acquired 49,092 shares of Common Stock.

Item 4. Purpose of Transaction.

Business Combination

On July 24, 2023, Inpixon, a Nevada corporation (“Inpixon”), entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”) by and among Inpixon, Superfly Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Inpixon (“Merger Sub”), and XTI Aircraft Company, a Delaware corporation (“XTI”). Upon closing, Merger Sub merged with and into XTI, with XTI surviving the merger as a wholly-owned subsidiary of Inpixon, which was renamed XTI Aerospace, Inc. (such transactions are referred to herein as the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each share of XTI common stock issued and outstanding immediately prior to the Effective Time converted into the right to receive a number of shares of Common Stock of the Issuer at a ratio of 1-to-0.0892598.

CUSIP No. 98423K108	13D	Page 6 of 8 pages

The description of the Merger Agreement contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Merger and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon such Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, David Brody, in his capacity as a the Chairman of the Board of Directors of the Issuer, may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

The information set forth in Item 6 of this Schedule 13D relating to the Registration Rights is incorporated by reference in its entirety into this Item 4.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a) – (b)	The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

(c)	Except as described in Items 4 and 6, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

CUSIP No. 98423K108	13D	Page 7 of 8 pages

Except as set forth in this Schedule 13D, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Immediately following the consummation of the Merger, the Issuer entered into an indemnification agreement (an “Indemnification Agreement”) with each of the Issuer’s directors and executive officers, including David Brody. Each Indemnification Agreement requires the Issuer to indemnify and hold harmless the applicable director or executive officer to the fullest extent authorized by the laws of the State of Nevada. To the extent the provisions of the Indemnification Agreement exceed the indemnification permitted by applicable law, such provisions may be unenforceable or may be limited to the extent they are found by a court of competent jurisdiction to be contrary to public policy.

The description of the Indemnification Agreement contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, a form of which is filed as an exhibit hereto and incorporated by reference herein.

Pursuant to the Merger Agreement, Issuer has agreed to file a registration statement under the Securities Act of 1933, as amended, within ten (10) Business Days following the filing of the Issuer’s Form 10-K for the period ended December 31, 2023 registering the resale of all shares of Common Stock issued pursuant to the Merger to David Brody, Susan R. Brody, the David Trust and the Jason Trust, and shall use its reasonable best efforts to cause such registration statement to be declared effective by the Securities and Exchange Commission as soon as practicable after the closing of the Merger (such rights of the Reporting Persons, the “Registration Rights”).

On March 12, 2024, XTI and Mr. Brody entered into an Amendment No. 1 (the “Brody Note Amendment”) to the Unsecured Convertible Promissory Note, dated as of October 1, 2023, issued by XTI to Mr. Brody (the “Brody Note”), pursuant to which Mr. Brody converted $922,957 principal amount of the Brody Note, and accrued and unpaid interest thereon, into shares of XTI common stock at a rate of $0.3094 in principal amount per share, and agreed to pay Mr. Brody the remaining $175,000 in principal amount due under the Brody Note upon the consummation of the Merger. The shares issued as consideration under the Brody Note Amendment converted into and become the right to receive XTIA common stock as determined pursuant to the Merger Agreement.

In his capacity as the Chairman of the Board of Directors of the Issuer, the Reporting Person may be entitled to receive equity compensation, including stock option or other equity awards, pursuant to the Issuer’s equity incentive plans.

Item 7. Materials to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement

Exhibit B	Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 25, 2023).

Exhibit C

Amendment No. 2 to the Agreement and Plan of Merger dated as of March 12, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 15, 2024).

Exhibit D	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 15, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 19, 2024

DAVID BRODY

By:	/s/ David Brody
	Name:	David Brody

JASON S BRODY 2019 TRUST

By:	/s/ David Brody
	Name:	David Brody
	Title:	Trustee

DAVID E BRODY 2019 SPOUSAL TRUST

By:	/s/ Susan Brody
	Name:	Susan Brody
	Title:	Trustee

8

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.001 per share, of XTI Aerospace, Inc., and further agree that this Joint Filing Agreement be included as Exhibit A.

In evidence thereof, the undersigned hereby execute this Joint Filing Agreement as of March 19, 2024.

DAVID BRODY

By:	/s/ David Brody
	Name:	David Brody

JASON S BRODY 2019 TRUST

By:	/s/ David Brody
	Name:	David Brody
	Title:	Trustee

DAVID E BRODY 2019 SPOUSAL TRUST

By:	/s/ Susan Brody
	Name:	Susan Brody
	Title:	Trustee